Correspondence

Amish Naturals, Inc.
6399 S.R. 83                                                                                   Phone: 330 674 0998
Holmesville, OH 44633                                                                Fax 330 674 3080

June 8, 2009

United States Securities and Exchange Commission
Washington, DC 20549-7010

Attn:       Ms. Suying Li
Division of Corporation Finance

Dear Ms. Li:

In follow-up to the response to the Security and Exchange Commission's (SEC's) comment letter of April 8, 2009, this afternoon our CFO has assured me that the SEC would receive a response by this Friday, June 12, 2009.

Accordingly, at your request, I am providing this documentation, which will be edgarized, serving as our Company's commitment thereto.

If you have any questions whatsoever, I welcome your contact and will assist you promptly to bring this matter to proper resolve.

Respectfully submitted,

/s/ David C. Skinner, Sr.
      David C. Skinner, CEO

cc:           Mr. Dale Paisley/ CFO